EXHIBIT (A)(31)










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Thank you for joining us today. We wanted to take this opportunity to continue to keep you and the public well informed and up to date of our activities concerning Endesa-Chile. We appreciate your continued efforts to cover this issue.

There are a few items many of you have continued to ask us about that I would like to cover before we open the floor for questions.

I want to reemphasize why Duke Energy is the right partner for Endesa-Chile. First and foremost we are committed to building on the excellent foundation that has been created by the employees and management of Endesa. With Duke Energy's strong financial support and aggressive growth plan, backed up by Duke Energy enterprises with almost a century of energy industry experience, Endesa will be positioned as a growing energy company in the region. To help accomplish this we will make Endesa our SOLE vehicle for investment and growth throughout South America, creating the base of our South American operations here in Chile. We believe our expertise in all types of electricity generation will be important to help Chile and the region diversify its electric supply. This summer's drought is a reminder of how vulnerable economies can be to be over dependent on any one source of electricity.

I realize that you would expect me to say good things about my own company. But, I would ask you to listen to what others say about Duke Energy's leadership in the energy industry around the world. Chief executive officers in 53 countries polled by London's Financial Times just last November named Duke Energy as the most respected utility company in the world. That was followed in December by the Electric Light and Power magazine, naming Duke Energy its "utility of the year." And, just this month, Fortune Magazine named Duke Energy the most respected electricity and gas company. It is this reputation we bring with us in our offer to lead Endesa into the future. And, frankly, it is this reputation we will be putting on the line. We take our reputation seriously, giving us all the more resolve to ensure our investment and growth plans for Endesa are successful and the process we are involved in is transparent to all.

Another point I wish to make is about Endesa's strength. We believe that Endesa is a strong company because it has focused on a key aspect of the energy market
- generation of electricity. This is an area we have concentrated our efforts on internationally and an area we will continue this focus on with Endesa.

It is clearly apparent to us that having a strong company focused on electric generation is best for customers, Chile and South America. While other countries in the region are faced with a variety of economic problems, Duke Energy's major investment in Endesa and Chile will provide financial strength to immediately take Endesa in a direction of growth and new opportunities.

With all of the recent turn of events involving Endesa and Enersis, it is easy to be confused about the various outstanding offers and shareholder votes. Obviously, in order for us to move forward with our vision for Duke Energy and Endesa to become the premier energy company in South America, we must be allowed to gain a controlling interest in the company. I must also stress that this is a


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completely separate and independent process from the activities involving
Enersis and the distribution businesses they seek to control.

The Endesa-Chile shareholder vote in two weeks to raise the ownership concentration limit from 26 percent to 65 percent is the key to unlocking all of these opportunities for Duke Energy, the employees of Endesa and for Chile. By amending the concentration limit Duke Energy will have the means to acquire a controlling interest in the company. A significant share of the company will continue to be owned by other shareholders, including many individuals, who will benefit from the growth Duke Energy is committed to for Endesa. We encourage all shareholders to vote to increase the shareholder limit from 26 percent to 65 percent.

Once the concentration limit is amended, Duke Energy will move forward with its tender offer for 51 percent of Endesa. Duke Energy's offer continues to be fair and equal for all shareholders and all shareholders have the opportunity to participate in the offer.

Finally, and most importantly today, I want to speak to the employees of Endesa. We know this is a difficult time, with many events over the past few months creating much uncertainty. It is obvious from the good operations that exist at Endesa that the company has hard working, dedicated employees. We are confident they want to move quickly forward, grow their company and leave all this uncertainty in the past. We could not agree more. We have great respect for the employees and management of Endesa. The experience, skills and resources of Endesa employees together with that brought by Duke Energy will create an outstanding platform for success. A strong growing company is an employee's best protection for the future. We invite these employees to join us in supporting our effort to build Chile's and South America's premiere energy company.










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